Crowdmed

PROFIT AND LOSS

July - September, 2017

	TOTAL
Income	
Sales Income	24,707.21
Total Income	**$24,707.21**
Cost of Goods Sold	
Panel Expense	9,721.12
Patient Refund	1,724.38
Total Cost of Goods Sold	**$11,445.50**
GROSS PROFIT	**$13,261.71**
Expenses	
Advertising	
Facebook	14.85
Google	733.29
Total Advertising	**748.14**
Bank Charges	60.00
Contractor	
Clara	897.00
Kevin Manning	1,740.00
Lead Genius/Mobileworks	3,377.50
Marketmeguru	7,110.00
MSB Endeavors	4,854.38
Yun Rose Li	1,140.00
Total Contractor	**19,118.88**
Dues & Subscriptions	1,225.00
Employee	
Lee	30,486.30
Thorne	30,255.60
Total Employee	**60,741.90**
Employee Gifts	85.59
Entertainment	59.94
Groceries	104.56
Health Insurance	3,307.41
Insurance	11,416.65
Insurance - Worker's Comp	760.00
Marketing	1,589.84
Business Development	3,327.33
Total Marketing	**4,917.17**
Office Expenses	137.92
PayPal Fee	225.89
Payroll Tax Expenses	4,575.72
Payroll Taxes	18,823.56
Professional Fees	
Bookkeeping	1,731.04
Total Professional Fees	**1,731.04**

	TOTAL
Restaurants/Dining	1,019.25
Shipping/Transport	237.67
Software	4,773.84
Supplies	315.37
Taxes (Fed/State/City)	23.85
Telephone Services	986.65
Transportation	1,665.25
Travel	8,221.05
Travel Meals	194.27
Video Conferencing	44.97
Web Hosting	1,079.36
Web Services	
Amazon	631.55
DNSimple	9.00
General	41.16
Github	123.00
Hellofax Hellosign	90.00
Hubspot Inc Cambridge	50.00
Linked In	164.82
Salesforce	810.00
Sendgrid	59.85
Zendesk	1,035.00
Total Web Services	**3,014.38**
Total Expenses	**$149,615.28**
NET OPERATING INCOME	$ -136,353.57
NET INCOME	$ -136,353.57